SEC FILE NUMBER
0-50775

CUSIP NUMBER
Not applicable

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________________________________________________________
PART I — REGISTRANT INFORMATION
Xenonics Holdings, Inc.
Full Name of Registrant

Former Name if Applicable
2236 Rutherford Road, Suite 123
Address of Principal Executive Office (Street and Number)
Carlsbad, California 92008
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Xenonics Holdings, Inc. (the “Company”) is unable to file its year-end Report on Form 10-KSB (the “Form 10-KSB”) for the fiscal year ended September 30, 2005 by the scheduled filing deadline because the Company requires more time to ensure that the Form 10-KSB is complete and accurate.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Donna G. Lee	760	438-4004

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As reported in the 10-QSB report filed on August 12, 2005, the net loss for the nine months ended June 30, 2005 was $1.8 million compared to net income of $2.0 million for the nine months ended June 30, 2004. The decline is primarily due to lower than expected revenues. The filing for the current fiscal year will reflect a similar change in results of operations from the corresponding period for the last fiscal year.
Xenonics Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2005	By /s/ Donna G. Lee
Donna G. Lee, Chief Financial Officer